June 20, 2005


By facsimile to (602) 364-7070 and U.S. Mail


Mr. Lawrence Trachtenberg
Executive Vice President and Chief Financial Officer
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

Re:	Mobile Mini, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed June 10, 2005
File No. 333-124612

Dear Mr. Trachtenberg:

      We reviewed the filing and have the comments below.

1. Refer to prior comment 2. As requested previously, confirm before the registration statement`s effectiveness that Mobile Mini will file a tax opinion if securities are offered with original issue discount or other material tax consequences.

Where You Can Find More Information, page 2

2. The Commission has relocated its headquarters facility to Station
Place, 100 F Street, N.E., Washington, DC 20549. The Commission`s public reference room is located in Room 5080 at that address.
Revise the first paragraph.

Description of Capital Stock, page 5

3. Refer to prior comment 7. Also remove the statement that the discussion is qualified in its entirety by reference to provisions of
Delaware law. You may qualify information in the prospectus by reference to information outside the prospectus only where incorporation by reference or the summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

Preferred Stock, page 6

4. Refer to prior comment 8. As requested previously, identify all of the underlying types of securities into which the preferred stock may be converted with specificity in the registration statement. We note the disclosure in the second paragraph of Exhibit 5.1.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, Mobile Mini may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Mobile Mini thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Mobile Mini and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Mobile Mini requests acceleration of the registration statement`s effectiveness, Mobile Mini should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Mobile Mini from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Mobile Mini may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Mobile Mini provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Joseph P. Richardson, Esq.
	Michael R. McCoy, Esq.
	Bryan Cave LLP
	2 North Central Avenue, Suite 2200
	Phoenix, AZ 85004



Mr. Lawrence Trachtenberg
June 20, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE